Filed Pursuant to Rule 253(g)(2)
File No. 024-11140

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 4 DATED JULY 23, 2020
TO THE OFFERING CIRCULAR DATED JUNE 25, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated June 25, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on June 26, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

 Senior Mortgage Loan – CCA Fletcher Partners, LP

On November 2, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $5,000,000, (the “CCA Fletcher Senior Loan”). The borrower, CCA Fletcher Partners, LP, a Delaware limited partnership (“CCA Fletcher”), used the loan proceeds to acquire 81,070 square feet of land that was unentitled. CCA Fletcher intended to entitle and apply for permits for 36 homes under the Los Angeles Small Lot Ordinance for the site located at 3811 - 3845 Fletcher Drive, Los Angeles, CA 90065 (the “CCA Fletcher Property”). The 1-U filing for our initial acquisition of the CCA Fletcher Senior Loan can be found here.

CCA Fletcher’s entitlement and subdivision applications for 37 homes were approved on May 14, 2020 and all appeal periods have expired. The CCA Fletcher Senior Loan’s as-entitled loan-to-value ratio, or the LTV ratio, is approximately 57.3%, based on a third-party appraisal. There can be no assurance that such value is correct. CCA Fletcher is now processing construction-grade drawings and other ministerial approvals to obtain building permits.